                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)*





                            Chaparral Resources, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                          $0.10 Par Value Common Stock
                   ------------------------------------------
                         (Title of Class of Securities)


                                  159420 20 7
                           ------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 159420 20 7                 13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Vincent Hoovler
     ###-##-####

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
     N/A

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S. Citizenship

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES         1,590,952 shares (includes warrants to acquire 500,000
                    shares and 365,466 shares held in the Company's 401(k) Plan and Trust). Paul V. Hoovler, Trustee, has sole voting
                    power.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH          None
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH          1,590,952 shares (includes warrants to acquire 500,000
                    shares and 365,466 shares held in the Company's 401(k) Plan and Trust). Paul V. Hoovler, Trustee, has sole voting power.
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,590,952 shares (includes warrants to acquire 500,000 shares and 365,466 shares held in the Company's 401(k) Plan and Trust). Paul V. Hoovler, Trustee, has sole voting power.


--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.5%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                                             Page 3 of 4 Pages

Item 1.     (a)   Name of Issuer:
               See Page 1 of Cover Page

            (b)   Address of Issuer's Principal Executive Offices:
               621 17th Street, Suite 1301, Denver, CO 80293

Item 2.     (a)   Name of Person Filing:
               See Item 1 of Cover Page

            (b)   Address of Principal Business Office:
               621 17th Street, Suite 1301, Denver, CO 80293

            (c)   Citizenship:
               See Item 4 of Cover Page

            (d)   Title of Class of Securities:
                   See Page 1 of Cover Page

            (e)   CUSIP Number:
                    See Page 1 of Cover Page

Item 3.     (a) through (h)
                    Not Applicable

Item 4.     (a)   Amount beneficially owned: (as of December 31, 1995,
                  including presently exercisable warrants to acquire additional shares)
                    See Item 9 of Cover Page

            (b)   Percent of class:
                    See Item 11 of Cover Page

            (c)   Number of shares as to which person has:
                  (i)   sole power to vote or to direct the vote
                        See Item 5 of Cover Page
                  (ii)  shared power to vote or to direct the vote
                        See Item 6 of Cover Page
                  (iii) sole power to dispose or to direct the disposition of
                        See item 7 of Cover Page
                   (iv) shared power to dispose or to direct the disposition
                        of
                        See Item 8 of Cover Page
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                                                             Page 4 of 4 Pages


Item 5.     Ownership of Five Percent or Less of a Class.
               Not Applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.
               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
               Not Applicable

Item 8.     Identification and Classification of Members of the Group.
               Not Applicable

Item 9.     Notice of Dissolution of Group.
               Not Applicable

Item 10.    Certification.
               Not Applicable


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 25, 1996                    /s/ Paul V. Hoovler
                                        ------------------------------------
                                        Signature


                                        Paul V. Hoovler, President
                                        -------------------------------------
                                        Name/Title